                              [PMFI LETTERHEAD]

                                                                    EXHIBIT 28.1






FOR IMMEDIATE RELEASE

                                                     DATE: January 17, 1997
                                                     CONTACT: Rick L. Brown, CFO
                                                          (319) 369-5601

                       PERPETUAL MIDWEST FINANCIAL, INC.


CEDAR RAPIDS, IOWA------

     Perpetual Midwest Financial, Inc., parent of Perpetual Savings Bank, FSB, announced earnings of $81,000 or $0.04 per common share for the Company's three months ended December 31, 1996. This compares to net income of $436,000 or $0.22 per common share for the three months ended December 31, 1995. The decrease in earnings for the three months ended December 31, 1996 compared to the three months ended December 31, 1995 was predominately due to a $517,000 increase in provision for loan losses, and a $650,000 increase in other expenses, including a $265,000 charge for a contingent liability discussed below, offset by an increase of $436,000 in net interest income before provision for loan losses, a $165,000 increase in other income and a $211,000 decrease in income tax provision. Beginning July, 1996, the Company increased its provision for loan losses due to the continued growth in the Company's loan portfolio and an increase in the Company's actual loan loss experience over the past year.

     Net interest income, before provision for loan losses, for the three months ended December 31, 1996 increased $436,000 to $2.6 million as compared to the same period last year. Interest income increased $634,000 to $7.3 million while interest expense increased $198,000 to $4.7 million for the three months ended December 31, 1996, as compared to the three months ended December 31, 1995. Interest income increased primarily due to a $21.6 million increase in average earning financial assets and a 30 basis points increase in the average yield on these assets. The increase in interest expense was primarily due to a $24.0 million increase in the average balance of financial liabilities and a 20 basis point increase in the average cost of these liabilities.


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Perpetual Midwest Financial, Inc. Press Release
January 17, 1997
Page 2 of 6



     The $650,000 increase in other expenses was primarily a result of a $265,000 charge to income to establish a contingent liability. This contingent liability developed from the filing of various mechanics liens for work performed on a property against which, the Company holds a $3.1 million mortgage loan. This loan, secured by a commercial office building, was originated in January, 1995 and was performing as agreed at December 31, 1996. The remainder of the increase in other expense for the quarter ended December 31, 1996 compared to the same period last year, was primarily related to a $120,000 increase for compensation and benefits and a $49,000 increase for occupancy and equipment.

     Earnings for the first six months of fiscal 1997 ended December 31, 1996 resulted in a net loss of $472,000 or ($0.25) per share of common stock. This compared to net income of $692,000 or $0.34 per share of common stock for the six months ended December, 1995.

     The decrease in earnings for the first six months of fiscal 1997 compared to the same period last year was predominantly due to a $742,000 increase for provision for loan losses and a $2.5 million increase in other expenses, offset by an increase of $1.0 million in net interest income, a $302,000 increase of other income and a decrease of $747,000 in tax provision. The increase in other expenses is primarily a result of a $1.5 million expense for a special assessment on SAIF-insured institutions in order to recapitalize the SAIF insurance fund.

     Net interest income, before provision for loan losses, for the six months ended December 31, 1996 increased $1.0 million to $5.1 million as compared to $4.1 million for the same period last year. Interest income increased $1.7 million to $14.6 million while interest expense increased $634,000 for the six months ended December 31, 1996 as compared to the six months ended December 31, 1995. Interest income increased primarily due to a $28.1 million increase in average financial earning assets and an 85 basis point increase in the average yield on these assets. Interest expense increased primarily due to a $31.8 million increase in average financial liabilities and a 20 basis point increase in the average cost of these liabilities.



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Perpetual Midwest Financial, Inc. Press Release
January 17, 1997
Page 3 of 6


     Total consolidated assets at December 31, 1996 were $388.5 million as compared to $383.3 million at June 30, 1996. At December 31, 1996, allowance for loan losses totaled $2.8 million or 0.94% of total net loans receivable as compared to $2.7 or 0.91% of total net loans receivable at June 30, 1996. The Company's non-performing assets (loans 90 days or more delinquent and foreclosed real estate) were $1.3 million or 0.33% of total assets at December 31, 1996, compared with $1.4 million or 0.37% of total assets at June 30, 1996.

     As of December 31, 1996, Perpetual Savings Bank, FSB had tangible and core capital ratios of approximately 7.91%. The Bank continued to exceed its regulatory capital requirements and expects to remain in excess of the requirements.

     On September 24, 1996, Perpetual Midwest Financial, Inc. announced its intent to repurchase up to 5% of its outstanding common shares over the following twelve-months. The Company continues to repurchase shares at prevailing market prices from time to time depending upon market conditions.

     Perpetual Savings Bank, FSB, headquartered in downtown Cedar Rapids, Iowa, has four full service branch offices including; Cedar Rapids West, Cedar Rapids East, Cedar Rapids Northeast, and Iowa City, Iowa.

     Perpetual Midwest Financial, Inc's common stock is traded on the NASDAQ National Market under the symbol "PMFI".

     A consolidated financial summary follows (3 pages).

                                     #####


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[PMFI LETTERHEAD]
Perpetual Midwest Financial, Inc. - Press Release
January 17, 1997
Page 4 of 6

                        SUMMARY OF FINANCIAL HIGHLIGHTS

                        - CONSOLIDATED BALANCE SHEETS -

                                                                         December 31,        June 30,
                                                                            1996               1996
                                                                         (unaudited)         (audited)
         ---------------------------------------------------           ----------------    ----------------
         Assets
             Cash and due from financial institutions                  $      4,605,506    $      2,968,278
             Interest-bearing balances in financial inst.                     7,605,968           7,956,221
                                                                       ----------------    ----------------
                 Cash and cash equivalents                                   12,211,474          10,924,499

             Securities:
                   Trading portfolio                                            921,570             989,800
                   Available-for-sale                                        58,180,261          56,401,791
                   Held-to-maturity                                                --                  --
                   FHLB stock                                                 4,640,900           4,640,900
             Loans held for sale                                              1,324,258           1,870,570
             Loans receivable, net                                          298,535,925         296,080,410
             Accrued interest and dividend receivable                         2,539,753           2,678,024
             Premises and equipment, net                                      7,384,781           7,307,659
             Other assets                                                     2,790,472           2,379,202
                                                                       ----------------    ----------------
                 TOTAL ASSETS                                          $    388,529,394    $    383,272,855
                                                                       ================    ================

         Liabilities
             Deposits                                                  $    285,356,353    $    261,497,110
             Borrowed funds                                                  64,647,466          80,723,708
             Advances from borrowers for taxes & ins.                           770,683             818,524
             Accrued interest payable                                         1,668,902           2,343,611
             Other liabilities                                                2,511,986           2,301,985
                                                                       ----------------    ----------------
                 TOTAL LIABILITIES                                     $    354,955,390    $    347,684,938
                                                                       ================    ================

         Stockholders' Equity
             Common stock (2,123,984 shares)                           $         21,240    $         21,240
             Additional paid in capital                                      20,749,538          20,546,070
             Retained earnings-substantially restricted                      17,715,087          18,481,335
             Unrealized holding gains/losses-available-for-sale                 (92,768)           (486,626)
             Less:  Common stock acquired                                    (3,570,365)         (2,152,190)
                    Employee stock ownership plan                              (691,998)           (776,032)
                    Unearned compensation                                      (556,730)            (45,880)
                                                                       ----------------    ----------------
                 TOTAL STOCKHOLDERS' EQUITY                            $     33,574,004    $     35,587,917

         Total Liabilities and
                 Stockholders' Equity                                  $    388,529,394    $    383,272,855
                                                                       ================    ================

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[PMFI LETTERHEAD]
Perpetual Midwest Financial, Inc. - Press Release
January 17, 1997
Page 5 of 6


                        SUMMARY OF FINANCIAL HIGHLIGHTS

                      - CONSOLIDATED STATEMENTS OF INCOME-

                                                                          For the 3 mos. ended December 31,
                                                                         -----------------------------------
                                                                             1996                1995
         (Dollars in Thousands except Per Share Data)                      (unaudited)         (unaudited)
         ---------------------------------------------------------------------------------------------------
         Interest Income                                               $          7,263    $          6,629

         Interest Expense                                                         4,708               4,510
                                                                       ----------------    ----------------

         Net Interest Income                                                      2,555               2,119
                 Provision for loan losses                                          552                  35
                                                                       ----------------    ----------------
         Net Interest Income after
             Provision for Loan Losses                                            2,003               2,084

         Other Income                                                               492                 327

         Other Expenses                                                           2,340               1,690

         Income Before Income Taxes                                                 155                 721

                 Income tax provision                                                74                 285
                                                                       ----------------    ----------------
         Net Income                                                    $             81    $            436
                                                                       ================    ================

         Earnings per share subsequent to
              conversion
                 Net Income                                                       $0.04               $0.22
                                                                       ================    ================


         Earnings per share assuming
              full dilution
                 Net Income                                                       $0.04               $0.22
                                                                       ================    ================

[PMFI LETTERHEAD]
Perpetual Midwest Financial, Inc. - Press Release
January 17, 1997
Page 6 of 6


                        SUMMARY OF FINANCIAL HIGHLIGHTS

                      - CONSOLIDATED STATEMENTS OF INCOME-

                                                                         For the 6 mos. ended December 31,
                                                                         -----------------------------------
                                                                              1996                1995
         (Dollars in Thousands except Per Share Data)                      (unaudited)         (unaudited)
         ---------------------------------------------------------------------------------------------------
         Interest Income                                               $         14,605    $         12,955

         Interest Expense                                                         9,466               8,832
                                                                       ----------------    ----------------

         Net Interest Income                                                      5,139               4,123
                 Provision for loan losses                                          777                  35
                                                                       ----------------    ----------------
         Net Interest Income after
             Provision for Loan Losses                                            4,362               4,088

         Other Income                                                               910                 608

         Other Expenses                                                           4,545               3,543
                 Special SAIF assessment                                          1,485                --
                                                                       ----------------    ----------------
         Total Other Expenses                                                     6,030               3,543

         Income Before Income Taxes                                                (758)              1,153

                 Income tax provision                                              (286)                461
                                                                       ----------------    ----------------
         Net Income                                                    $           (472)   $            692
                                                                       ================    ================

         Earnings per share subsequent to
              conversion
                 Net Income                                                      ($0.25)              $0.35
                                                                       ================    ================


         Earnings per share fully diluted
              subsequent to conversion
                 Net Income                                                      ($0.25)              $0.34
                                                                       ================    ================